Douglas J. Siddoway
djs@randalldanskin.com

November 21, 2013	VIA ELECTRONIC MAIL

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Revett Minerals Inc.
Amendment No. 1 to Registration Statement on Form S-4/A, filed November 19, 2013
Commission File No. 333-191839 / Our File No. 40247

Dear Mr. Reynolds:

This responds to your November 20th letter containing the staff’s comments to Revett Minerals’ Form S-4/A. We appreciate the staff’s very prompt turnaround.

Response to Comment 1

The information required by Item 18(a) (5) (ii) of Form S-4, save only information concerning the security ownership of management (which is addressed below), was previously set forth. The following table shows where the information was located in the earlier-filed amendment to the registration statement and where it is located in the amendment that accompanies this letter:

Information Required by Item 6 of Schedule 14A	Location of Information in Amendment No. 1	Location of Information in Amendment No. 2
(a) number of shares outstanding and number of votes to which each class is entitled	Pages 5 and 38 of the Circular	President’s Letter; Notice of Special Meeting; and pages 51 and __ of the Circular
(b) record date	Notice of Special Meeting and page 2 of the Circular	President’s Letter; Notice of Special Meeting and page 2 of the Circular
(c) not applicable
(d) security ownership of certain beneficial owners and management	Page 5 of the Circular (non- management beneficial owners only)	Page 45 of the Circular
(e) not applicable

John Reynolds
Division of Corporation Finance
November 21, 2013

That said, we have revised both the Notice of Special Meeting of Shareholders and the president’s letter to set forth such information more clearly.

The information required by Item 18 (a) (7) of Form S-4 has been added at pages 34 through 47 of the Circular, in the section entitled “Information Concerning the Corporation.” Please note that in order to avoid duplication, we deleted the beneficial ownership table that previously was set forth in the “Summary” section of the Circular at page 5, as well as the “Related Party Transactions” subsection of the Circular at page 30; this information is now included in the “Information Concerning the Corporation” section.

The information required by Item 101(a) of Regulation S-K (General Development of Business) was previously set forth at page 1 of the Circular, in the “Summary – Revett Minerals Inc.” subsection. We would prefer not to duplicate the information in the “Information Concerning the Company” section. If the staff feels differently, we will remove the information from the “Summary” section and add it to the forepart of the “Information Concerning the Corporation” in the Rule 424 (b) prospectus.

The company’s 2012 Form 10-K included a map showing the locations of Troy and Rock Creek. We no longer believe the map is necessary and have deleted it and all references to it. If the staff believes otherwise, we will include the map in the Rule 424 (b) prospectus.

Comment No. 2

The undertakings required by Item 512(a) of Regulation S-K have been added.

Comment No. 3

We previously indicated that Mr. Shanahan signed the registration statement in his capacity as chief executive officer and a director on October 21, 2013, incorrectly leaving the impression that he also signed the power of attorney in a similar capacity on that date. That is not the case, since the previously filed power of attorney did not include signatures for Mr. Shanahan or the company’s chief financial officer, Mr. Eickerman, in their capacities as chief executive officer and chief financial officer. The revised power of attorney filed herewith provides for these signatures, and was signed by Mr. Shanahan and Mr. Eickerman on November 21, 2013.

The company respectfully request that the effective date of the registration statement be accelerated to Monday, November 25, 2013 or as soon thereafter as is reasonably practicable. In this regard, the company hereby acknowledges that:

John Reynolds
Division of Corporation Finance
November 21, 2013

  should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned directly if you have additional comments or require further revisions or additional information.

Very truly yours,

RANDALL | DANSKIN, P.S.

/s/ Douglas Siddoway

Douglas Siddoway

cc (via electronic mail):	John Shanahan
Monique Hayes
Pamela Howell
Tiffany Piland

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